Exhibit (a)(4)

FORM OF LETTER TO ELIGIBLE OPTION HOLDERS

        The following is the text of a memorandum that the registrant intends to deliver on or about November 25, 2008 (the commencement of the offer to exchange) to employees entitled to participate in the offer to exchange.

RADVISION LTD.
Memorandum

Date:	November 25, 2008
To:	Eligible Option holders
SUBJECT:	SHARE OPTIONS

        The downturn in the stock market and the resulting underwater position of many RADVISION option grants has lessened the incentive and reward potential of our option grant program. Our Board of Directors has approved a course of action that it believes will restore the incentive value of our option grants program.

        We are offering to certain holders of RADVISION’s share options the opportunity to exchange outstanding options which were granted under our Year 2000 Employee Stock Option Plan and have an exercise price of $7.50 or greater per share for new options.

        The following guidelines will apply to this exchange:

        Eligibility: All employees of RADVISION and its subsidiaries, other than our directors, chief executive officer, chief financial officer, president and senior officers who report to the chief executive officer, who hold options having an exercise price of $7.50 or greater per share may participate in the program.

        Exchange Terms: You will receive a new option to purchase one ordinary share for every one ordinary share that was issuable upon exercise of the option you surrender. We expect to grant the new options on December 24, 2008, the date that this offer expires. If the expiration date of the offer is extended, the new option grant date wil be similarly extended. The exercise price of the new options will be equal to the higher of $7.50 per share and the per share closing price of our ordinary shares on the NASDAQ Global Market on the date the new options are granted.

        Vesting: The new options will vest in four equal installments, each representing 25% of the new options, as follows:

—	For options granted during 2003and 2004: 25% of the new options will vest and become exercisable on each of the four annual anniversaries following the new option grant date.

—	For options granted during 2005: 25% of the new options will vest and become exercisable one year and three months after the new option grant date, and the remaining new options will vest and become exercisable in three equal installments of 25% each on each of the three annual anniversaries of the first vesting date.

—	For options granted during 2006: 25% of the new options will vest and become exercisable one year and six months after the new option grant date, and the remaining new options will vest and become exercisable in three equal installments of 25% each on each of the three annual anniversaries of the first vesting date.

—	For options granted during 2007: 25% of the new options will vest and become exercisable one year and nine months after the new option grant date, and the remaining new options will vest and become exercisable in three equal installments of 25% each on each of the three annual anniversaries of the first vesting date.

        However, to the extent that the new options are not fully vested and exercisable on the date that is 60 calendar days prior to the date they expire, the new options will immediately vest and become fully exercisable, provided that you are employed on such date.

        Duration of this Offer: The offer to exchange current options for replacement options under the terms outlined above expires at 5:00 p.m., Eastern Daylight Time, on December 24, 2008 unless extended.

        You must complete and sign the exchange offer election form, as instructed, and return it by the expiration date in order to be eligible to exchange your eligible options. If you do not complete and return the election form your options eligible for the exchange will remain in effect at their current terms and no replacement options will be issued to you. This exchange offer provides you with a one-time opportunity to surrender your current eligible options for replacement options. In making your decision you should consider your own personal circumstances and the risk/reward potential of the exchange, including the vesting schedule of your current options as compared to the vesting schedule of the new options. You should consider the exercise price of your current eligible options and what the market price of RADVISION’s ordinary shares may be on the date of grant of the new options when the exercise price for replacement options is determined.

        The exchange offer is subject to the terms and conditions of the document that accompanies this letter entitled Offer to Exchange Outstanding Share Options, dated November 25, 2008. The Offer to Exchange contains the legal and regulatory details of this exchange offer. Included in the Offer to Exchange is a summary term sheet in the format of Questions and Answers to help you through the decision making process. Please review the attached material carefully, consider your individual situation and make your decision.

        Our goal is to build the best team in the business, made up of talented and motivated employees. We believe that this exchange offer helps to restore the incentive value of RADVISION’s option program.